UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
EvaBot Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 22, 2015

Physical address of issuer
1610 Quesada Ave, San Francisco, CA 94124

Website of issuer
www.evabot.ai

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$24,540.00	$44,646.73
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$85.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$19,066.00	$97.00
Cost of Goods Sold	$22,732.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$190,781.00	-$438.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 13, 2017

FORM C

Up to $1,070,000.00

EvaBot Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by EvaBot Inc., a Delaware Corporation (the "Company," as well as references to "we," "us, " or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive (i) a fee in the amount of five percent (5%) of all funds raised in this Offering and (ii) a commission equivalent to two percent (2%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50

Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$ 1,016,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.evabot.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 13, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

7

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 10
    The Business 10
    The Offering 10
RISK FACTORS 11
    Risks Related to the Company's Business and Industry 11
    Risks Related to the Securities 13
BUSINESS 16
    Description of the Business 16
    Business Plan 16
    History of the Business 17
    The Company's Products and/or Services 17
    Competition 17
    Supply Chain and Customer Base 17
    Intellectual Property 18
    Governmental/Regulatory Approval and Compliance 18
    Litigation 18
    Other 18
USE OF PROCEEDS 18
DIRECTORS, OFFICERS AND EMPLOYEES 20
    Directors 20
    Officers 21
    Employees 23
CAPITALIZATION AND OWNERSHIP 24
    Capitalization 24
    Ownership 25
FINANCIAL INFORMATION 26
    Operations 26
    Liquidity and Capital Resources 26
    Capital Expenditures and Other Obligations 26
    Material Changes and Other Information 26
    Trends and Uncertainties 26
THE OFFERING AND THE SECURITIES 26
    The Offering 26
    The Securities 28
    Voting and Control 30
    Anti-Dilution Rights 30
    Restrictions on Transfer 30
    Other Material Terms 31

TAX MATTERS 31
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 31
    Related Person Transactions 32
    Conflicts of Interest 32
OTHER INFORMATION 32
    Bad Actor Disclosure 32
EXHIBITS 35
    EXHIBIT A 36
    EXHIBIT B 37
    EXHIBIT C 38

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than March 31, 2018.

Once posted, the annual report may be found on the Company's website at: www.evabot.ai

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

EvaBot Inc. (the "Company") is a Delaware Corporation, formed on July 22, 2015. The Company was formerly known as Vizzi Inc. and Vidzy Inc..

The Company is located at 1610 Quesada Ave, San Francisco, CA 94124.

The Company's website is www.evabot.ai.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
EvaBot is a way to send memorable physical gifts. It's an AI-powered smart assistant ("Eva") that chats with gift recipients on a gifter's behalf and then ships them a personalized gift. Gifter just needs to copy Eva in an email. On the fulfillment side, Eva partners with suppliers who sell products and matches those products with the tastes of gift recipients while keeping the budget of gifter in mind. The end result is a 'surprised and delighted' gift recipient, a satisfied gifter, and a happy product partner. We have more than 100 paid customers who have bought tens of thousands of gifts from Eva.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after	1,070,00

Offering (if maximum amount reached)	
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	December 31, 2017
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 15 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide raw materials, major components, basic ingredients, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients, or subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two

subcontractors or suppliers for a particular raw material, major component, basic ingredient, or subsystem.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and India.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We source certain packaging materials, such as boxes and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not

currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of officers and attorneys.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company, namely approximately $8,000.00 to our ex-CTO and approximately $10,000.00 to our attorneys.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted,

the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event

occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
EvaBot is a way to send memorable physical gifts. It's an AI-powered smart assistant ("Eva") that chats with gift recipients on a gifter's behalf and then ships them a personalized gift. Gifter just needs to copy Eva in an email. On the fulfillment side, Eva partners with suppliers who sell products and matches those products with the tastes of gift recipients while keeping the budget of gifter in mind. The end result is a 'surprised and delighted' gift recipient, a satisfied gifter, and a happy product partner. We have more than 100 paid customers.

Business Plan
We believe an end-to-end experience with salespeople who can convey the value of our products greatly enhances our ability to attract and retain customers. Therefore, in addition to providing gifting solutions, the Company is committed to bringing the best user experience to its customers through innovations in Chat Bot and overall service. The Company's business strategy leverages its ability to design and develop its own solutions, to provide its customers with innovative integration in their existing CRMs and other customer management tools. We believe continual investment in research and development (R&D), marketing and advertising is critical to the development and sale of our products.

History of the Business
We started with a personal video sharing mobile app and gradually introduced gifting in it. Our clients used to gift coffees/teas to their colleagues and teams but we soon realized the model was not scalable and we had no prior experience of doing it. There were many challenges in that model right from sourcing to last-mile deliveries, due to which our operations were limited only to the SF Bay Area. Soon we realized the challenges and we spun the concept and introduced many premium products along with nationwide shipping in Eva Branded premium boxes. This

proved a turning point for Eva. We ended up shipping in 12 different countries in the last holiday season.

The Company's Products and/or Services

Product / Service	Description	Current Market
Chat Bot	Our Chat Bot is the core product of the company EvaBot. Our Chat Bot chats with gift recipients on the gifter's behalf, gathers their preference and then ships them a personalized gift.	Realtors, sales teams/platforms, HR, and anyone who wants to send a gift.

Our Chat Bot will be the core product but we would be working towards enhancing the BOT's intelligence. We would be investing money in making EvaBot more AI and for that, we would need to have good NLG scientist, NLP scientist, product managers for chat tool, marketplace tool, UX/UI and engineering

Currently, we market EvaBot by reaching out to a targeted community of users by means of running targeted email campaigns. We also seize all opportunities to present our product in tech events, meet up and demo our product on various public platforms. We also offer free gifts for people to experience Eva. We are currently shipping gifts in the whole of US, Canada, France and a few other countries.

Competition
There are a lot of gifting companies in ecommerce and gift card space. There are some new companies trying out AI to solve gifting. We believe Eva's approach to solve gifting is unique and we know of no one who is solving gifting in the same way as us.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base
All our gifts and packaging material are procured from local vendors. All gift vendors are product companies who have products ranging from consumables to cool gadgets. Vendor on-boarding is a continuous process and we keep identifying products that can make gifts for our clients. The packaging material is also obtained through different sources.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Packlane Inc.	Gift Boxes	20.0%
Ritual Coffee	For Coffee Gifts	10.0%

The Company's customers vary from sales teams, realtors, HR teams, portfolio managers, investment companies, CPA firms and any company who has clients and has a requirement of sending gifts to their clients and peers.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, intellectual property ownership and infringement, tax, import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
None

Other
The Company's principal address is 1610 Quesada Ave, San Francisco, CA 94124

The Company conducts business in all states of the United States, India, and Canada.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Vidzy Tech Pvt. Ltd.	Private Limited	Uttar Pradesh, India	February 18, 2017	100.0%
EvaBot INC	Extra-Provincial Corporation	Alberta, Canada	August 16, 2017	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1250	5.00%	$53,500
Campaign marketing expenses or related reimbursement	4.00%	$1000	1.00%	$10,700
Estimated Attorney Fees	10.00%	$2500	0.35%	$3745
Estimated Accountant/Auditor Fees	8.00%	$2000	0.25%	$2675
General Marketing	10.00%	$2500	5.40%	$57,780
Research and Development	10.00%	$2500	2.00%	$21400
Manufacturing	0.00%	$0	2.00%	$21,400
Future Wages	20.00%	$5000	20.00%	$214,000
Accrued Wages	0.00%	$0	2.00%	$21,400
Repayment of Debt	5.00%	$1250	2.00%	$21,400
General Working Capital	28.00%	$7000	60.00%	$642,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Depending upon the growth and future requirements.

Irregular Use of Proceeds

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of employees, consultants and/or service providers. These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these employees, consultants and/or service providers as unpaid compensation for prior service to the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Satwick Saxena

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CMO - April 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director – September 2016 - Present
CMO – August 2017 - Present,
Sales and Growth Head, Vidzy Tech Pvt. Ltd. (India) - Apr 2016 - July 2017 (Indian Subsidiary of EvaBot Inc.)
Assistant Vice President, Digital Media, Star India, Jan 2014 - Mar 2016

Education
Bachelor of Technology, Electricals & Communications - Uttar Pradesh Technical University, Lucknow - 2002 - 2006

Name
Akshay Gupta

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, COO and CFO - July 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, EvaBot Inc. - since July 22, 2015. Employed in the Indian Subsidiary.
COO, Vidzy Tech Pvt. Ltd. - Feb 18, 2016 – Present (Indian Subsidiary of EvaBot Inc.)
COO, iCouchApp (Inid Digimedia Pvt. Ltd.) India - April 2013 - January 2016

Education
Master of Computer Applications, Amity University, Noida - 2003 - 2006 Bachelor of Computer Applications, Dr. Bhim Rao Ambedkar University, Agra - 2000 - 2003

Name
Ashish Kumar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CTO - July 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, EvaBot Inc. - July 22, 2015 - Present.
CTO, Vidzy Tech Pvt. Ltd. - Feb 18, 2016 – Present (Indian Subsidiary of EvaBot Inc.)
CTO, Inid Digimedia Pvt. Ltd. (iCouchApp) - India - May 2010 - Jan 2016

Education
Bachelor of Technology, Computer Science - Uttar Pradesh Technical University, Lucknow - 2002 - 2006

Name
Rabi Gupta

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CEO - July 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, EvaBot Inc. – July 2015 - Present
CEO, EvaBot Inc.– January 2017 - Present
Business Head, Vidzy Tech Pvt. Ltd. (India) - Feb 18, 2016 - Dec 31 2017 (Indian Subsidiary of EvaBot Inc.)
CEO, Inid Digimedia Pvt. Ltd. (iCouchApp) - India - May 2010 - Jan 2016

Education
Bachelor of Technology, Electricals & Communications - Uttar Pradesh Technical University, Lucknow - 2002 - 2006

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Satwick Saxena

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CMO - April 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, EvaBot Inc. – September 2016 - Present
CMO, EvaBot Inc. - August 2017 - Present.
Sales and Growth Head, Vidzy Tech Pvt. Ltd. (India) - Apr 2016 - July 2017 (Indian Subsidiary of EvaBot Inc.)
Assistant Vice President, Digital Media, Star India, Jan 2014 - Mar 2016

Education
Bachelor of Technology, Electricals & Communications - Uttar Pradesh Technical University, Lucknow - 2002 - 2006

Name
Akshay Gupta

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, COO and CFO - July 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, EvaBot Inc. - since July 22, 2015. Employed in the Indian Subsidiary.
COO, Vidzy Tech Pvt. Ltd. - Feb 18, 2016 – Present (Indian Subsidiary of EvaBot Inc.)
COO, iCouchApp (Inid Digimedia Pvt. Ltd.) India - April 2013 - January 2016

Education
Master of Computer Applications, Amity University, Noida - 2003 - 2006 Bachelor of Computer Applications, Dr. Bhim Rao Ambedkar University, Agra - 2000 - 2003

Name
Ashish Kumar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CTO - July 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, EvaBot Inc. - July 22, 2015 - Present.
CTO, Vidzy Tech Pvt. Ltd. - Feb 18, 2016 – Present (Indian Subsidiary of EvaBot Inc.)
CTO, Inid Digimedia Pvt. Ltd. (iCouchApp) - India - May 2010 - Jan 2016

Education

Bachelor of Technology, Computer Science - Uttar Pradesh Technical University, Lucknow - 2002 - 2006

Name
Rabi Gupta

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and CEO - July 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, EvaBot Inc. – July 2015 - Present
CEO, EvaBot Inc.– January 2017 - Present
Business Head, Vidzy Tech Pvt. Ltd. (India) - Feb 18, 2016 - Dec 31 2017 (Indian Subsidiary of EvaBot Inc.)
CEO, Inid Digimedia Pvt. Ltd. (iCouchApp) - India - May 2010 - Jan 2016

Education
Bachelor of Technology, Electricals & Communications - Uttar Pradesh Technical University, Lucknow - 2002 - 2006

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California, United States.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Rabi Gupta	Form of At-Will Employment & Confidential Information & Invention Assignment and Arbitration Agreement	January 5, 2017	N/A
Satwick Saxena	Form of At-Will	August 5, 2017	N/A

	Employment & Confidential Information & Invention Assignment and Arbitration Agreement		

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,107,506
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of the total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	91.46%

Type of security	SAFE (Simple Agreements for Future Equity)
Amount outstanding	$456,873.20
Voting Rights	None
Anti-Dilution Rights	One investor has anti-dilution rights

How this security may limit, dilute or qualify the Securities issued in the Offering pursuant to Regulation CF	As this SAFE converts into the same securities into which the Securities are converted, any conversion of this SAFE will reduce the future percentage ownership of holders of the Securities issued in the Offering.
Percentage ownership of the Company by the holders of this security (assuming conversion prior to the Offering).	The percentage ownership of the Company by the holders of this SAFE will vary depending on the pre-money valuation and fully diluted capitalization of the Company prior to the Equity Financing at which the SAFE converts.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Amount Raised	Use of Proceeds	Offering Date(s)	Exemption from Registration Used or Public Offering
SAFEs*	6	$129,373.20	Overall operations of the Company	April 2016 – September 2016	506(b)
SAFEs	14	$327,500.00	Overall operations of the Company	December 2016 – October 2017	506(b)

*All material terms the same for these SAFEs, except for one which gives the holder of such SAFE anti-dilution rights.

Valuation
The Company has not conduct any third-party valuation or appraisal.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are, Rabi Gupta – 27.4%, Ashish Kumar – 27.4%, Akshay Gupta – 21.9%, Satwick Saxena – 16.4%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Rabi Gupta	27.4%
Ashish Kumar	27.4%
Akshay Gupta	21.9%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We intend to focus on building EVA smarter, with the help of AI/NLP we want to create solutions that can not only make it more productive but also cover a wide range of use cases for different kind of organizations.

Liquidity and Capital Resources
We would need better solutions at scale. Bigger warehouse for managing large volume of inventories and better software solutions for better management and faster execution of orders.

The Company has the following sources of capital in addition to the proceeds from the Offering: SAFEs in the principal amount of $456,873.20.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
None

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities ($1 per Unit) was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.000010 per share, of which 9,107,506 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $7,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the

Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rabi Gupta
_____
(Signature)

Rabi Gupta
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Akshay Gupta
_____
(Signature)

Akshay Gupta
_____
(Name)

COO
_____
(Title)

11/13/17
_____
(Date)

/s/Rabi Gupta
_____
(Signature)

Rabi Gupta
_____
(Name)

CEO
_____
(Title)

11/13/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A

Financial Statements

EVABOT INC.

(a Delaware corporation)

Unaudited Financial Statements for the fiscal year ending March 31, 2017

And from July 22, 2015 (inception) to March 31, 2016

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 3, 2017

To: Board of Directors of Evabot Inc.
        Attn: Akshay Gupta

Re: FYE 2017-2016 Financial Statement Review
        Evabot Inc.

We have reviewed the accompanying financial statements of Evabot Inc. (the "Company"), which comprise the balance sheet as of March 31, 2017 and 2016, and the related statements of income and cash flows for the period of July 22, 2015 (inception) to March 31, 2016 and the fiscal year ending March 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


EVABOT INC.
BALANCE SHEET
As of March 31, 2017 and 2016
(Unaudited)


ASSETS	March 31, 2017	March 31, 2016
Current Assets:		
Cash and cash equivalents	$18,158	$43,155
Other Current Assets	6,382	1,492
Total Current Assets	24,540	44,647
Non-Current Assets:		
Property and equipment, net	0	0
Total Non-Current Assets	0	0
TOTAL ASSETS	$24,540	$44,647
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Current Liabilities:		
Accounts Payable	$2,780	$0
Other Current Liabilities	1,077	0
Total Current Liabilities	3,857	0
TOTAL LIABILITIES	3,857	0
Shareholders' Equity:		
Common Stock	92	85
Additional Paid-in-Capital	79,938	45,000
SAFE Investment	131,873	0
Retained Earnings	(191,219)	(438)
Total Member's Equity	20,684	44,647
TOTAL LIABILITIES AND MEMBER'S EQUITY	$24,540	$44,647


See accompanying notes to the financial statements.


EVABOT INC.
STATEMENT OF OPERATIONS
For the fiscal year ending March 31, 2017
and the period from July 22, 2015 (inception) to March 31, 2016
(Unaudited)

	March 31, 2017	March 31, 2016
Revenues, net	$19,066	97
Cost of revenues	22,732	0
Gross Profit (Loss)	(3,666)	97
Operating Expenses:		
Product Development Charges	14,327	0
Contractor Expense	28,828	0
Legal and Professional Fees	25,988	65
General and administrative	19,023	470
Software	11,791	0
General and administrative	64,313	0
Sales and marketing	22,847	0
Total Operating Expenses	187,117	535
Net Operating Loss	(190,783)	438
Other Income	2	
Net Loss	$(190,781)	$(438)

See accompanying notes to the financial statements.

EVABOT INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
**For the fiscal year ending March 31, 2017
and the period from July 22, 2015 (inception) to March 31, 2016
(Unaudited)**

	Common Stock		Additional Paid-in- Capital	SAFE	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Common Stock				
Balance as of April 1, 2015	0	$0	$0	$0	$0	$0
Stock Issuance	8,500,000	85	45,000	0	0	$45,085
Net Loss	0	0	0	0	(438)	$(438)
Balance as of December 31, 2015	8,500,000	85	45,000	0	(438)	$44,647
Stock Issuance	607,506	7	34,938	0	0	$34,945
SAFE Issuance	0	0	0	131,873	0	$131,873
Net Loss	0	0	0	0	(190,781)	$(190,781)
Balance as of December 31, 2016	9,107,506	$92	$79,938	$131,873	$(191,219)	$20,684

See accompanying notes to the financial statements.

EVABOT INC.
STATEMENT OF CASH FLOWS
For the fiscal year ending March 31, 2017
and the period from July 22, 2015 (inception) to March 31, 2016
(Unaudited)

Cash Flows From Operating Activities	March 31, 2017	March 31, 2016
Net Loss	$(190,781)	$(438)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in Other Current Assets	(4,891)	1,491
Increase (Decrease) in Accounts Payable	2,780	0
Increase (Decrease) in Total Other Current Liabilities	1,077	0
Net Cash Used In Operating Activities	(191,815)	(1,053)
Cash Flows From Investing Activities		
Purchase of equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Capital contribution	34,945	45,085
Capital from SAFE Issuance	131,873	
Net Cash Provided By Financing Activities	166,818	45,085
Net Change In Cash and Cash Equivalents	(24,997)	43,155
Cash and Cash Equivalents, at Beginning of Period	43,155	0
Cash and Cash Equivalents, at End of Period	18,158	43,155
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

See accompanying notes to the financial statements.

EVABOT INC.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ending March 31, 2017
and the period from July 22, 2015 (inception) to March 31, 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

EvaBot Inc. (which may be referred to as the "Company", "we," "us," or "our") incorporated on July 22, 2015 ("Inception") in the State of Delaware. The company provides a subscription service which provides a gift-giving option in which the receiver gets to pick from a selection of gifts and the gift is then ordered and delivered to the receiver.

The Company's headquarters are located in San Francisco, California.   The Company did not incur expenses nor begin operations until October 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory
Inventories are stated at the lower of cost or market. Cost is determined on an average cost basis.

Property and Equipment
Property and equipment, which includes computer equipment, are stated at cost.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. As of March 31, 2017, the Company had purchased no fixed assets.

Fair Value Measurements
The Company measures certain financial assets and liabilities at fair value on a recurring basis, including

derivatives and available-for-sale securities. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy established by the FASB that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach).

The levels of the fair value hierarchy are described below:
- Level 1: Quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs for which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most conservative level of input that is significant to the fair value measurement.

Pricing vendors are utilized for a majority of Level 1 and Level 2 investments. These vendors either provide a quoted market price in an active market or use observable inputs without applying significant adjustments in their pricing. Observable inputs include broker quotes, interest rates and yield curves observable at commonly quoted intervals, volatilities and credit risks. The fair value of derivative contracts is determined using observable market inputs such as the daily market foreign currency rates, forward pricing curves, currency volatilities, currency correlations and interest rates, and considers non-performance risk of the Company and that of its counterparties.

The Company's fair value measurement process includes comparing fair values to another independent pricing vendor to ensure appropriate fair values are recorded.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income truces represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At March 31, 2017 and 2016, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition
We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Accounts Receivable
The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. The majority of the accounts receivable balances consist of monthly or quarterly subscription fees due from credit card processing companies which the Company believes and has experience to be fully collectible. Accordingly, the Financial Statements do not include an allowance for bad debt.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company is in the process of registering and collecting and remitting sales tax on its taxable sales. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales and instead record Sales Tax Payable as a liability until remitted to the applicable state.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising
The Company expenses advertising costs as they are incurred.

Stock Based Compensation
Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Recent Accounting Pronouncements
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after March 15, 2017, and interim periods within annual periods beginning after March 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2017, FASB issued ASU No. 2017-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after March 15, 2019, and interim periods within fiscal years beginning after March 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 2 – INVESTMENTS IN AFFILIATED ENTITIES

On March 20, 2016, the Company entered an agreement to purchase 9,998 out of the 10,000 outstanding shares of a Subsidiary based out of India. This subsidiary assists with product development. The activities of this subsidiary have been fully consolidated in the financials of the Company.

NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock
The Company authorized 10,000,000 shares of common stock at $0.0001 par value as of March 31, 2017. As of June 30, 2017, 9,107,506 shares of common stock were issued and outstanding.

SAFE Agreements
During the year ended March 31, 2016, the Company issued SAFE agreements (Simple Agreements for Future Equity) to several investors totaling 91,873. The SAFE agreement has no maturity date and bears no interest. The agreements provide the investors rights to future equity in the Company under the terms of the agreement. It is anticipated these SAFEs will convert into equity with the crowdfunding offering discussed in the Subsequent Events footnote below.

In addition, the Company issued a SAFE to Boost VC Fund 3, LP on September 8, 2016 for $49,945. This SAFE agreement also has no maturity date and bears no interest.

Stock Option Plan

The Company has a 2015 stock incentive plan which permits the grant or option of shares to its employees for up to 850,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over five years.

During the years ending March 31, 2017, and 2016, the Company issued 848,461 stock options for common stock with an exercise price of $0.00001 per share and vest over five years and expire in ten years. As of March 31, 2017, zero stock options had vested. Options convert common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of March 31, 2017, 300,000 stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$	0.00001
Fair value share price	$	0.00001
Expected volatility		70.0%
Expected term		5.00 years
Expected dividend rate		0.00%
Risk-free rate		1.26%
Fair value per share option	$	0.00

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

Sales Tax

The Company has not yet registered or remitted sales tax on any taxable sales. At this time, the Company is unable to estimate the accrued sales tax owed on sales to date. The Company will accrue sales tax liability based on the accounting policy outline above.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss for the period from inception to March 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Change of Name

On July 5, 2017, the Company changed its name from Vizzi Inc. to EvaBot Inc.

Lease Agreement

The Company entered into a one-year lease agreement commencing July 15, 2017. In the agreement, the company agreed to pay $3,700 a month office and storage space with three months paid in advance.

Beginning Operations in Canada
The Company plans to expand its services into the Canadian market. In preparation for this, on August 17, 2017, the Company registered With the Registrar of Corporations of the Government of Alberta.

SAFE Offering
The Fund has issued SAFE agreements after year-end to several investors totaling $242,500. The agreements provide the investors rights to future equity in the Company under the terms of the agreement. It is anticipated these SAFEs will convert into equity with the crowdfunding offering discussed below.

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreement for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in the Crowdfunded Offering and up to $1,070,000 maximum. The company must receive commitments from investors totaling the minimum amount by December 31, 2017 (the "Offering Deadline") in order receive any funds.

Management's Evaluation
Management has evaluated subsequent events through November 2, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

0:00:10.260,0:00:11.000
Hey Morning Tim, how are you?

0:00:11.200,0:00:11.920
Terrific!

0:00:11.920,0:00:14.800
You received a package from EvaBot this morning?

0:00:14.800,0:00:16.800
Oh, thank you. What's in it?

0:00:18.900,0:00:20.300
Oh My Gosh! Look at this...

0:00:20.500,0:00:22.040
This is terrific!

0:00:22.040,0:00:24.790
Look at this. What a fun surprise.

0:00:25.730,0:00:27.730
It looks like a great service.

0:00:28.160,0:00:36.900
It's really hard to create strong brand recall to stay memorable,
relevant and top of mind with customers.

0:00:37.200,0:00:43.200
To achieve these goals, Businesses send gift cards that aren't
personal at all and have zero Brand recall.

0:00:44.300,0:00:50.400
Gift baskets aren't customised to the recipient and sending the wrong
gift can create negative brand association

0:00:51.000,0:00:54.900
You can send memorable gifts at scale. It's not just a dream.

0:00:55.000,0:01:03.800
Hi. I'm Eva! You're smart gifting assistant. I can send personalised
memorable gifts with packaging customised to your brand.

0:01:04.540,0:01:09.760
And, Handwritten notes . All you do is copy me into an email to your
customer

0:01:09.760,0:01:13.800
Mention gifting in some way and that Eva will be in touch,

0:01:13.800,0:01:20.300

Then I can chat with the customer to gain a deep understanding of the gifts your customer prefers

0:01:20.700,0:01:26.000
I also gather information, such as their address, birthday any special anniversaries

0:01:26.300,0:01:30.000
All, In less than 45 seconds.

0:01:30.200,0:01:34.630
Then my human friends, and I ship your customer a cool gift.

0:01:34.900,0:01:39.490
That's within the budget you've set. I also take customer feedback to make sure they like their gift

0:01:40.280,0:01:46.210
Over 100 businesses including top tech and real estate companies have used Eva during its beta

0:01:46.880,0:01:48.770
Sign up now

0:01:48.770,0:01:50.979
Eva, Happiness every day

EXHIBIT C

Offering Page

Republic

For investors   For companies   About   Blog   ✉ 1   ⚡   👤 ▾

EvaBot

Preview as investor

Eva is the simplest and smartest way to send highly personalized
physical gifts

`IMMIGRANT FOUNDERS` `TECH` `E-COMMERCE` `SUBSCRIPTION` `CHATBOTS` `B2B`

▶ PLAY

$0
RAISED OF $50K MINIMUM GOAL *i*

FROM
0 investors

TIME LEFT TO INVEST
53 days

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Follow   0   ⌲ Share

Pitch   About   FAQ   Discussion   Company updates ⓪

Eva is bringing back the joy of real, physical gifting to the modern world.

Eva helps businesses and professionals build stronger
relationships with their customers. It uses an artificially
intelligent (A.I) chatbot that meaningfully engages with
customers and then delivers a highly personalized physical
gift. All a customer need to do is just copy Eva in an email.

Highlights:

Today, the importance of building professional relationships has grown significantly.
Businesses are finding it hard to stand out as there is so much digital clutter. Gift cards
are really hurting these businesses by sticking a dollar amount
to invaluable relationships. Eva solves these fundamental problems of modern gifting.

Deal terms

Funding goal *i*	Investment size
$50K – $1.07M	min $50, max $107K

Type of security	
Crowd Safe · Learn more	

Discount	Valuation cap
20%	$7,000,000

Perks

Get additional perks from EvaBot for your investment



INVEST
$50

RECEIVE

- During the beta, 100+ paying customers have sent gifts worth more than $100,000.
- Our paying customers come from companies like Facebook, Oracle, Microsoft, Climb Real Estate, Keller Williams and Sotheby's.
- 30% net margins (growing every quarter).
- API level integration with 4 large customers.
- Current customer pipeline projected to achieve $1M in annualized gross revenue in next 6 months.
- Aiming to reach $4M in annualized gross revenue by 2018.
- Immigrant founders, previously built and sold a company together.

Problem:

Every year US, businesses spend more than **$100 Billion** on gifts but this process is broken.

People dislike receiving gifts that **do not** match their taste. This results in a negative brand association.

Also, it's an unproductive workflow and never part of any job description. More importantly, true business objectives remain unmet.


Person doing this finds it very painful
?
What's the address?
What does this person like?
Should I ask her if she is allergic to nuts?
Am I invading her privacy?
Is this gift memorable? Can I get it in a branded box? Can I add a swag?
OMG! I need to do this for 200 clients! How do I keep track of these gifts?

Shoutout on Twitter ^_^

Edit

INVEST
$250
RECEIVE
Personalized Eva chat for your customers and 1 month of free Eva subscription (worth $49).

Edit

INVEST
$500
RECEIVE
Get a gift from Eva (only for US investors) + all the above perks.

Edit

INVEST
$1,000
RECEIVE
Get 1 year worth of Eva subscription for free ($149 value) + Send 1 free gift to anyone in the US + all the above perks.

Edit

INVEST
$5,000
RECEIVE
Get a customized chat conversation and 1 year of Eva subscription worth $499 for free + all the above perks.

Edit

INVEST
$10,000
RECEIVE
Get 3 free gifts to give anyone in the US + all the above perks

Edit

Unmet business objectives include:

1. Creating brand recall
2. Getting customer referrals
3. Collecting valuable customer data
4. Subtly asking for favors
5. Building strong relationships
6. Engaging customers
7. Achieving employee satisfaction

The solution is an automated and engaging physical gifting platform:

Existing companies try to solve 'gifting'. Eva solves 'engagement' and creates a memorable experience.

1. By using an AI-powered smart assistant that understands the context of gifting and customizes the conversation to engage the recipient.
2. By automating the entire gifting workflow.
3. By building a marketplace of handpicked gift partners who sell desirable products.

To use, just copy Eva in an email or integrate in existing workflows using our APIs.

Product:

- Smart Virtual Assistant: Eva chats with the recipient on a client's behalf and finds out recipient's micro preferences, address and relevant data requested by client (in less than a minute).





Great, Patrick!
I will ask you some fun questions and then magically personalize your gift
[1/4] So, are you more of a coffee or a tea person?
Coffee is my thing
[2/4] Noted. Among these, what suits your taste buds more?
Something snacky
[3/4] Nice Any alcohol preferences?
Scotch/Whiskey

Would you like me to relay a quick thank-you note to RocketSpace for the gift? I'm sure they'd like to hear from you!
I will deliver your message to them on your behalf
Send a 'Thank you' tweet
Yay! Your personalized gift is on it's way
When is your birthday? I would like to send you a surprise gift on your birthday as well!
Month (space) Day
Send
Skip it

- Client Dashboard & APIs: Clients can track the gifts, see analytics and collect data



INVEST

$25,000

RECEIVE

Get 10 free gifts worth $500 (free) + all the above perks

Edit

+ Add perk

Perks are sorted by investment amount

Documents



Official filing on SEC.gov

Form C

Company documents

Documents provided while completing EvaBot's Form C will be added here.

like testimonials, thank you notes, surveys and birthdays of a customer in CRMs (using our APIs)



- Inventory Management, Gift Dispatch & Feedback System: Automated tools to alert vendors, generate shipping labels, send gift tracking links and collect feedback from gift recipients.

Result: a surprising and delightful experience


Matt Allen
Ohhh, I helped out someone the other week and they used @tryevabot to send me some stuff from SF. Yay!
RITUAL
Very nice -thank you

Traction:

- Cumulative monthly growth rate (since August 2016) for number of gifts sent per month = **27%.**
- **100%** month over month subscriber base growth.





Real Photo of Eva's Warehouse

Deep Integration:

We are doing API level integration with 4 of our largest customers to make Eva a part of their current **customer success** process. These customers will be sending gifts worth more than $400,000 by 2018. This is also a proof that Eva is not only solving gifting for its customers but it's trying to solve the real business objectives behind gifting.

Customers: Professionals and Businesses including these companies

    

   

   

  

 

Customer Testimonials:

 

Ajay Yadav, CEO

"Eva has made it really easy for us to connect and engage with our customers. Our customers love the thoughtful gesture while our team loves how easy it is to send out gifts at scale. The best part is that Eva gifts have proven to be a lot more effective than Facebook or Google remarketing ads in generating referrals and brand recall for Roomi."

 

Mark Choey, Founder

"Eva has been an amazing experience for us. It has enabled us to send truly personalized gifts to our agent partners & customers. The system and process saves a ton of time while still being able to keep the gift experience 'on brand' with our branded boxes & handwritten notes. I highly recommend it to every brokerage & agent!"

 

Simon Bromwell, MD (California)

"Eva helps us say thank you in such a creative way. We love using it to send out gifts to our valued clients!"

 

Myles Weissleder, Director (Corporate Membership)

"Eva has made my team's life a lot more easier. Thanks to Eva, one of the most time consuming activities post an event has now become a breeze. I love the flexibility it gives us - no matter what the price point or location of the panelist/speaker, we can send out a memorable gift within minutes. Eva is a truly essential tool for all corporate events team."

Business Model:

3 ways to generate revenue-

1. **Subscription:** Pay from $149 to $999 per year based on features.

2. **Pay for gifts:** From $20 to $1000 worth of gifts. Shipping and handling extra. Margins on each gift.

3. **Add-on features:** Branded boxes and handwritten notes.

Market Size:

Total 'non-cash incentives' market is estimated to be $105 Billion (TAM) in the US (report).

1. 83% ($85B) of this market is served by gift cards, reward points and corporate gifting companies today.
2. Eva is targeting 3 verticals-
    1. Customer gifting/loyalty programs ($20B).
    2. Appreciation & thank you gifts to clients, prospects and partners ($24B).
    3. Partner/Referral gifting ($21B).

Competition:


Gift cards & Reward Points
Easily Scalable
Personalized physical gifting
EVA
ANY PERK
Generic & Less Memorable
Personalized & Memorable
airbnb
CustomInk
yelp
ticketmaster
Merchandise
Hard to Scale
Trips, Travel & Experiences

Use of Funds:

Most of the investment will go towards product, technology and growth. We would be investing specifically in these areas:

1. Product and operations:
    1. NLP/NLG scientist.
    2. Product Manager.
    3. UI/UX and Engineering.
    4. Inventory management.
    5. Operations.
2. Growth:
    1. Sales.
    2. Marketing/PR/Brand building.

3. Achieve $4M in annualized gross revenue by end of 2018.

Current Investors and Advisors:


CJ MacDonald
Founder of Gyft (sold to FirstData)
gyft
First Data
Amit Singhal & PK Gulati
Founder and Partners at Smart Start Fund
Google
SmartStart
Sri Pangulur
Enterprise Sales Lead (Cloudflare)
CLOUDFLARE
Tuoc Luong
CEO, BodiData. Sold Jybe to Yahoo.
YAHOO!
Jybe
Abhinav Agrawal
CEO, Rocket. Sold Renzu to SurveyMonkey.
SurveyMonkey
Adam Draper
Founder of Boost VC accelerator.
boostVC
Mark Geller
CEO, Happy Returns. Head of Mobile for NordstormRack.com
rack
HAUTELOOK
Ilya Tokhner
CEO, Alpha Investing. Head of BD at AnyPerk.
ANY PERK

Team & Our Story:



4 College friends. Known each other for 10+ years.

Came to Silicon Valley in early 2016. Knew no one! Started giving gifts to mentors and potential advisors. Figured it was really hard to do physical gifting. Built Eva. Started chatting manually. Got amazing response. Built automated service. Got selected for Boost VC tribe 8. Launched beta in August 2016. Got more than 100 paying customers in 12 months.


Rabi Gupta, CEO
Ashish Kumar, CTO
Akshay Gupta, COO
Satwick Saxena, CMO
2012-2015: Built iCouchApp in India. Grew it to 1.6M active users. All top Indian TV Channels were clients.
Early 2016: Acquired by Vidooly
2009 - 2013: Head of Indigo Consulting mobile division. Got acquired by Leo Burnett.
2015: AVP Digital Growth, Star TV (Hotstar app with 100M users)

Founders personally chatted with first 100 gift recipients (faking the bot).


Hey we can deliver to your Walnut Creek address. Let us know if today evening works best? How about 7pm?
Hi! 6 works a little better. I will be out of the house at around 6:30
What other times are available for delivery?
We can do at 6pm. Red/white wine? Any preferences?
White would be fine with me :)
If you want us to check before we leave for delivery. We can do that at around 4:30.
Chardonnay should be good :) the 15 min before txt should be fine. Thanks!
Apr 15, 2016, 4:56 PM

Hand delivered those gifts. And, made great friends doing so :-)



Join Our Mission:

Most people think that technology is tearing us apart. Today, we are connected to far more people but these relationships

are a lot weaker. We at Eva believe that we can use the same technology to our advantage and help people build stronger relationships with far more people than they could have ever imagined.

We are not just a tech-enabled gifting company. Our mission is to help people connect better with their customers, colleagues and friends to be more successful in their businesses or professions. If you invest in us today, you will invest in a better future!

Invest in EvaBot Inc

About EvaBot

Legal Name
EvaBot Inc.

Founded
Jul 2015

Form
Delaware Corporation

Employees
7

Website
https://evabot.ai





Social Media

Headquarters

ERNAL HEIGHTS
101
PORTOLA
3rd St
Quesada Ave
Innes Ave
HUNTERS POINT
1610 Quesada Avenue , San Francisco, CA
Map data ©2017 Google

EvaBot team

Everyone helping build EvaBot, not limited to employees



Rabi Gupta
Co-founder, CEO
Serial entrepreneur. Dreamer. Team builder. Product Manager. User experience. Investor relations.





Akshay Gupta
Co-founder, COO
Serial entrepreneur. Micro manager. Manages Operations and Finance at Eva. Hobbyist Photographer.







Ashish Kumar
Co-founder, CTO
Hacker. Serial entrepreneur. Doer. Back-end and Database Guru.





Satwick Saxena

Co-founder, Chief Growth Officer

Growth guy. Sales guy. Hustler. Doer. Digital marketing.

in



Tonya Cunnigham
Operations & Logistics



Navish Bansal
Senior Developer

Add team member

✛ Drag'n'drop members to change order

Press

Article URL   **Add press**

The article should mention the company directly and come from a
reputable source.



Smart gifting EvaBot goes live | Netimperative - latest digital marketing news

Netimperative - latest digital marketing news ·
Sep 25, 2017

AI-driven virtual gifting assistant EvaBot has
gone live to offer US companies and
professionals a scalable service for gifting that
driv...

♥ 0   💬 0



EvaBot Launches Personalized Gift-Giving Virtual Assistant

[CRM] CRM Magazine · Sep 14, 2017

EvaBot today launched an intelligent virtual
gifting assistant that allows companies to
provide customers with gifts personally
tailored ...

♥ 0   💬 0



5 bots to try this week: Evabot, Madbot, Invisible Boyfriend, Opoid, and Radbots

VB VentureBeat · Jan 4, 2017

What do you get if you cross Tinder with
Yahoo's @MonkeyPets bot? Why an invisible
boyfriend, of course. The Invisible Boyfriend
bot is "...

♥ 0   💬 0

✏ Edit   ✖ Remove   ✏ Edit   ✖ Remove   ✏ Edit   ✖ Remove



Eva bot wants to send gifts to your business clients

VB VentureBeat · Dec 22, 2016

It's the season for gift giving, and while we shop for family members or a significant other, Eva bot is helping businesses send gifts to…

♥ 0   💬 0

✏ Edit   ✖ Remove



Cognitive Business: This Founder's AI Sends You Gifts

HuffPost · Sep 20, 2016

In this Cognitive Business interview, we meet with Rabi Gupta, founder of Boost VC backed Evabot.AI, a bot that helps you send gifts in l…

♥ 0   💬 0

✏ Edit   ✖ Remove



Gifting Service by Indian American Entrepreneurs Hopes to Bring Human Interac…

IW India West · Sep 15, 2016

With smartphones, tablets, social media and technology as a whole making the world smaller than it has ever been, some would say that peo…

♥ 0   💬 0

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FAQ

Why is Eva better than any other tech-enabled gifting company out there? ›

How many vendors/gifting partners you have? How many products you have?

Still have questions? Check the discussion section.

Add question

Why is Eva better than any other tech-enabled gifting company out there?

Every other tech-enabled gifting company is essentially an e-commerce store or a gift card company. Letting recipients choose a product from hundreds of available options make them feel like they are shopping and that too with limitations.

Other tech companies use AI to scrape social profiles and come up with suggestions. That's creepy! Eva respects the gift recipient and their choices.

Gift cards simply put a value on the relationship and are not suitable for business/professional gifting.

Eva also solves the real business objectives of gifting. No one else does that.

Risks

Risks from your Form C filing will appear here.

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